UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

CANADIAN EMPIRE EXPLORATION CORP

(Translation of registrant’s name into English)

#1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp
(Registrant)

Date: February 10, 2003	By ”Jeannine PM Webb”

Jeannine PM Webb, Chief Financial
Officer and Corporate Secretary

Canadian Empire Exploration Corp 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #02-25	TSX Venture Exchange: CXP
November 15, 2002	CXP.WT

YUKON OLYMPIC DRILLING REPORT

The Yukon Olympic Property is being explored for its potential to host an Olympic Dam style large tonnage iron oxide copper gold deposit (“IOCG”). The Olympic Dam model in Australia represents a 2 billion tonne mineral deposit of hematitic (iron oxide) breccia containing copper and gold values represented by a large gravity anomaly flanking a magnetic anomaly.

At the Yukon Olympic property there are three well-defined gravity anomalies, the East, Central and West, each reaching peak values of 3 to 4 milligals. Two of the gravity anomalies, the East and Central, constitute high-priority drill targets because they are peripheral to a large magnetic anomaly and exposures of hematite breccia with anomalous copper values. Drilling of the East and Central anomalies is planned for next season.

The lower priority West gravity anomaly is located about 6 kilometres west of the Central anomaly. Although the West anomaly is a third order drill target it was drill-tested for geologic information because of its ready access from the Dempster highway. Drill hole YO-1 was drilled to a depth of 563 metres and intersected a reported 80 metre-thick zone of breccia and minor sulphide mineralization near the bottom of the hole.

A second hole is being collared at an easily accessed location where exposures of mineralized hematite breccia will be tested.

Canadian Empire recently optioned the Yukon Olympic project from Copper Ridge Explorations Inc.

“John S. Brock”

John S. Brock
President

For further information please contact C. Vance Loeber, Vice President Business Development at 1-800-403-2988 or visit our website @ www.canadianempire.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

QUARTERLY AND YEAR-END REPORT
BC FORM 51-901F

NAME OF ISSUER	CANADIAN EMPIRE EXPLORATION CORP.

FOR QUARTER ENDED	September 30, 2002

DATE OF REPORT	November 26, 2002

ISSUER ADDRESS	1205 - 675 WEST HASTINGS STREET

VANCOUVER, BC V6B 1N2

ISSUER TELEPHONE NUMBER	(604) 687-4951

ISSUER FAX NUMBER	(604) 687-4991

CONTACT PERSON	JOHN S. BROCK

CONTACT POSITION	PRESIDENT

CONTACT TELEPHONE NUMBER	(604) 687-4951

CONTACT EMAIL	jsbrock@badgerandco.com

ISSUER WEB SITE ADDRESS

CERTIFICATE

The three schedules require to complete this Report are attached and the diclosure contained therein has been approved by the Board of Directors. A copy or this Report will be provided to any shareholder who requests it.

John S. Brock	"John S. Brock"	November 26, 2002

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

Wayne J. Roberts	"Wayne J. Roberts"	November 26, 2002

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Northern Crown Mines Ltd. ("Company") on Form 6K for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock , as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

     (1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“John S. Brock”
John S. Brock,
Chief Executive Officer
November 26, 2002

“Jeannine P. M. Webb”
Jeannine P. M. Webb,
November 26, 2002

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 99.1

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

	SEPTEMBER 30,	DECEMBER 31,
	2002	2001
	$	$

ASSETS
Current Assets
Cash and short-term investments	1,332,212	46,546
Accounts receivable	227,680	6,331
Value-added tax receivable (note 4)	-	-

	1,559,892	52,877

Resource Assets	48,677	856,723

Fixed Assets	-	3,132

	1,608,569	912,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	151,605	586,075

	151,605	586,075

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued	19,245,920	17,375,019

Contributed surplus	64,784	64,784

Deficit	(17,853,740)	(17,113,146)

	1,456,963	326,657

	1,608,569	912,732

Approved by the Directors

"John S. Brock"	"Wayne J. Roberts"

John S. Brock	Wayne J. Roberts

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2002	2001	2002	2001
	$	$	$	$

Administration expenses
Bank charges	777	708	196	176
Consulting	14,805	1,500	8,055	-
Depreciation	2,236	-	-	-
Finders fee	24,000	-	24,000	-
Insurance	2,369	2,084	-	-
Interest on promissory note	-	4,013	-	-
Legal and audit	21,152	22,942	10,275	9,984
Office operations and facilities	68,083	95,898	24,181	37,065
Salaries and wages	55,266	23,607	17,062	(2,141)
Transfer agent and stock exchange fees	36,398	22,444	6,378	3,898
Shareholder communication	88,127	1,661	76,726	424

	313,212	174,857	166,873	49,406

Other Expenses (income)
Write-off of exploration expenditures	39,436	54,150	23,515	43,398
Write-off of mineral property expenditures	-	5,091	-	91
Interest income	(653)	(3,028)	(640)	4,740

	38,783	56,213	22,875	48,229

Loss (Income) for the period	351,995	231,070	189,748	97,635

Deficit - beginning of period	17,501,745	17,113,146	17,663,992	17,246,581

Deficit - end of period	17,853,740	17,344,216	17,853,740	17,344,216

Basic and diluted loss per common share	0.05	0.07	0.02	0.03

Weighted average number of common shares	6,856,367	3,529,420	11,409,420	3,529,420

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2002	2001	2002	2001
	$	$	$	$

Exploration and mineral property expenditures
during the period

Accomodation	1,256	912	549	(1)
Assays and geochemical analysis	-	-	-	-
Consulting	18,739	10,195	11,855	9,290
Depreciation	-	444	-	-
Drilling	550	444	550	444
Expediting	5	2,006	5	2,006
Field supplies	297	64	297	64
Maps, printing and drafting	1,860	1,370	553	1,370
Project management fees	6,475	3,894	3,842	2,647
Property acquisition and maintenance costs	-	5,091	-	91
Salaries and wages	58,340	35,170	34,517	20,155
Transportation	591	95	397	95

Expenditures during the period	88,113	59,685	52,565	36,161

Balance - beginning of period	-	856,723	19,627	207,444

Less:
Consideration received relating to the sale of Guadalupe	-	657,051	-	-
Write-off of exploration expenditures	39,436	54,150	23,515	43,398
Write-off of mineral property expenditures	-	5,091	-	91
Value-added tax receivable	-	199,672	-	199,672

	39,436	915,964	23,515	243,161

Balance - end of period	48,677	444	48,677	444

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2002	2001	2002	2001
	$	$	$	$

Cash flows from operating activities
Loss for the period	(351,995)	(231,070)	(189,748)	(97,635)
Depreciation	2,236	-	-	-
Write-off of exploration expenditures	39,436	54,150	23,515	43,398
Write-off of mineral property expenditures	-	5,091	-	91
Value-added tax receivable	-	199,672	-	199,672

	(310,323)	27,843	(166,233)	145,526

Changes in non-cash working capital items	(79,423)	(655,032)	(862)	(216,260)

	(389,747)	(627,189)	(167,095)	(70,734)

Cash flows from financing activities
Issue of common shares - for cash	1,845,000	-	-	-
Issue of common shares - for warrants	117,000	-	-	-
Share issue costs	(206,165)	-	-	-

	1,755,835	-	-	-

Cash flows from investing activities
Property acquisition and maintenance costs	-	(5,091)	-	(91)
Deferred exploration expenditures (net of depreciation)	(88,113)	(53,706)	(52,565)	(35,626)
Consideration received relating to the sale of Guadalupe	-	657,051	-	-

	(88,113)	598,254	(52,565)	(35,717)

Increase (decrease) in cash and short-term investments	1,277,975	(28,935)	(219,660)	(106,451)

Cash and short-term investments - beginning of period	54,237	46,546	1,551,872	124,062

Cash and short-term investments - end of period	1,332,212	17,611	1,332,212	17,611

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this, there is sbstantial doubt about the ability of the company to continue as a going concern. These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern. Such adjustments could be material.

2- Basis of presentation

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements of the company and should be read in conjunction therewith.

3- Stock options

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensatoin expense will be recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $46,000 on an after-tax basis pursuant to the share options issued in the current quarter. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss
As reported	351,995
Compensation expense, net of taxes	53,000

Pro forma	404,995

Basic and diluted loss per common share
As reported	0.051
Pro forma	0.059

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

1)

Analysis of Expenses and Deferred Costs

Administrative Expenses

With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

Summary of Resource Assets

At September 30, 2002, the Company had resource assets as follows:

	Property costs	Exploration costs	Total
Hemlo West	-	24,029	24,029
Amos	-	13,547	13,547
Meridian	-	11,100	11,100

	-	48,677	48,677

Deferred Exploration and Mineral Property Expenditures by Property For the period January 1 to September 30, 2002

	General	Hemlo West	Amos	Meridian	Total

Balance - begining of period	-	-	-		-

Accomodation	216	994	-	46	1,256
Assays and geochemical
analysis	-	-	-	-	-
Consulting	2,700	11,277	3,289	1,473	18,739
Depreciation	-	-	-	-	-
Drilling	-	550	-	-	550
Expediting	-	0	2	2	5
Field supplies	-	297	-	-	297
Fuel	-	-	-	-	-
Maps, printing and drafting	722	710	421	7	1,860
Project management fees	2,921	1,728	1,003	822	6,475
Property acquisition and
maintenance costs	-	-	-	-	-
Salaries and wages	32,729	8,030	8,831	8,750	58,340
Transportation	147	444	-	-	591
Trenching	-	-	-	-	-

	39,436	24,029	13,547	11,100	88,113

Write-offs	(39,436)	-	-	-	(39,436)

Balance	-	24,029	13,547	11,100	48,677

2)

Related Party Transactions

During the year-to-date period ended September 30, 2002, the Company entered into the following related party transactions:
      $42,820 for cost of operations and administration to companies controlled by directors
      $95,369 for fees for professional services to companies controlled by directors
      $10,877 for exploration services and project management fees to companies controlled by directors

CANADIAN EMPIRE EXPLORATION CORP. (FORMERLY NORTHERN CROWN MINES LTD.)
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED, PREPARED BY MANAGEMENT)

3)		Securities Issued and Options Granted
	a)	Securities Issued
During the year-to-date period ended June 30, 2002, the Company issued common shares as follows:

			Gross	Commission /
	# shares	$/sh	consideration	share issue costs	Net
Private placement - may/02	1,500,000	0.15	225,000	0	225,000
Private placement - June/02	5,600,000	0.30	1,680,000	(266,165)	1,413,835
Warrants - June/02	390,000	0.30	117,000	0	117,000

					1,755,835

b)	Options Granted During the year-to-date period ended September 30, 2002, the Company granted options as follows:

	Date of Option	Expiry Date	$/Share	# of Shares
Vance Loeber	May 22/02	May 22/07	0.36	200,000

4)		Share Capital
	a)	Authorized and Issued Common shares without par value - authorized 250,000,000 Common shares without par value - issued and outstanding 11,409,420

	b)	Outstanding Stock Options

	Date of Option	Expiry Date	$/Share	# of Shares
John S Brock	Oct 2/97	Oct 2/02	$3.00	100,000
	Mar 7/00	Oct 2/02	$1.00	200,000

Lawrence Page	Oct 2/97	Oct 2/02	$3.00	50,000
	Mar 7/00	Oct 2/02	$1.00	50,000

Gordon Davis	Oct 2/97	Oct 2/02	$3.00	50,000
	Mar 7/00	Oct 2/02	$1.00	50,000

RE Swenarchuk	Oct 2/97	Oct 2/02	$3.00	100,000

Wayne J Roberts	Oct 2/97	Oct 2/02	$3.00	100,000
	Mar 7/00	Oct 2/02	$1.00	200,000

Jeannine PM Webb	Oct 2/97	Oct 2/02	$3.00	25,000
	Mar 7/00	Oct 2/02	$1.00	125,000

R Farias	Mar 7/00	Oct 2/02	$1.00	50,000

Vance Loeber	May 22/02	May 22/07	$0.36	200,000

				1,300,000

c)	Outstanding Warrants

	Expiry Date	# Warrants	# Shares	$/Share
agreement	Dec 20/03	75,700	75,700	$0.07	from Dec 21/01 to Dec 20/02, or
				$0.09	from Dec 21/02 to Dec 20/03
Funding and participation
agreement	July 8/02	390,000	390,000	$0.30
Private placement - May/02	May 22/03	1,500,000	1,500,000	$0.15
Private placement - June/02	June 18/03	6,750,000	5,400,000	$0.35
Private placement - June/02 -
agent warrants	June 18/03	1,080,000	1,080,000	$0.35

d)	Convertible Securities Nil

e)	Escrowed and Pooled Shares Nil

5)	Directors and Officers of the Company
	John S. Brock, Director, Chief Executive Officer and President	West Vancouver, BC
	Lawrence Page, QC, Director	West Vancouver, BC
	R. E. Gordon Davis, Director	Vancouver, BC
	Douglas Proctor, Director	Vancouver, BC
	Wayne J. Roberts, Director and V-Pres. Exploration	Coquitlam, BC
	Jeannine P.M. Webb, CFO and Secretary	Burnaby, BC

     CANADIAN EMPIRE EXPLORATION CORP.
(FORMERLY NORTHERN CROWN MINES LIMITED)
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

DESCRIPTION OF BUSINESS

Canadian Empire Exploration Corp. (the “Company”) is engaged in the acquisition and exploration of mineral resource properties. The Company currently holds interests in properties located in Canada.

FOR THE PERIOD JANUARY 1 to MARCH 31, 2002 (FIRST QUARTER)

Operations and Financial Condition

Late in the fourth quarter of 2001, the Company and Teck Cominco Limited (“Teck Cominco”) entered into a Funding and Participation Agreement and formed a strategic alliance for the operation of Northern Crown’s Canadian Empire Exploration Program (“CEEx Program”).

During the First Quarter the Company reported that the Canadian Venture Exchange (now the TSX Venture Exchange) had accepted for filing an agreement with Teck Cominco to amend the previously announced Funding and Participation Agreement (the “Agreement”). The amendment to the Agreement extended all financing and warrant exercise dates by 90 days and reduced the minimum amount of financing required to be raised by the Company, other than from Teck Cominco, which would oblige Teck Cominco to exercise the warrants described below (the “Amended Agreement”).

Pursuant to the terms of the Agreement, the Company issued to Teck Cominco 390,000 units at $0.30 per unit during 2001. Each unit consists of one common share and one share purchase warrant. Under the terms of the further Amended Agreement, each warrant entitles Teck Cominco to purchase one common share of the Company at $0.30 per share until July 8, 2002. Teck Cominco agreed to exercise these warrants if the Company completes a minimum $1,500,000 financing before June 30, 2002. Teck Cominco’s next funding election for an amount up to $246,000 must be completed on or before September 15, 2002 by subscription for special warrants, to enable Teck Cominco to maintain future participation rights.

During the Quarter, the Company was charged, by a company controlled by a director of the Company, approximately $5,735 for cost of operations and administration, approximately $19,950 for professional services and approximately $745 for exploration services and project management fees provided. During the Quarter, the Company expensed approximately $56,884 for general administrative expenses and approximately $12,288 for exploration and mineral property expenses, primarily in the search for new project acquisitions.

At March 31, 2002, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management’s knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of March 31, 2002. There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

 Investor relations activity during the First Quarter consisted of management response to shareholder and brokerage community inquiries. During the quarter, three press releases were issued in connection with funding arrangements with Teck Cominco Limited and related property acquisitions. No investor relations expenditures were incurred during the Quarter.

Mineral Exploration Activities

After a year of re-organizing and planning for the establishment of an active exploration presence in Canada, the Company plans to initiate a minimum of three drilling programs. The Company, through its Canadian Empire Exploration (“CEEx”) Program, acquired two drill-ready gold exploration projects and one drill-ready copper-zinc massive sulphide project from Teck Cominco.

The Company’s CEEx program places a priority on acquisitions of mineral properties with defined drill targets that hold large mineral deposit discovery potential in established Canadian mining camps. The commodity of choice is gold followed by high-grade copper and zinc.

Subject to future back-in rights by Teck Cominco, the Company has the right and option to earn an initial 80 percent interest in the Hemlo West Gold, Amos Gold and Meridian Massive Sulphide projects.

By way of separate option agreements entered into during the First Quarter, an 80 percent property interest in each property may be earned by the Company through making prescribed exploration expenditures by December 31, 2005. Upon completion of the expenditures, a joint venture will be formed, with the Company holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in a property the Company must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8 percent interest in the individual projects by funding and completing a feasibility study. Northern Crown will then have a 39.2 percent interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

The following is a summary of the projects acquired during the First Quarter:

  The Hemlo West Property provides opportunity for discovery of a Hemlo-style gold deposit. Grades and established dimensions of open-ended mineralization intersected in recent drilling are similar to the nearby Hemlo gold deposit and present an attractive exploration target. Future economic viability is enhanced by close proximity to the Hemlo mine.

  The Amos Project is the Company’s opportunity to acquire a large land position and an initial majority property interest in Quebec’s prospective Abitibi Greenstone Belt. The Amos Project is a gold-copper-zinc district play that covers 32 kilometres of the southern portion of the Abitibi Greenstone Belt, where over 30 gold enriched sulphide occurrences and a number of associated geophysical targets provide an attractive entry into a district exploration project with a selection of numerous pre-defined drill targets.

  The Meridian Project, with 3 large drill ready geophysical targets within a large land package, has the potential for discovery of a volcanogenic massive deposit similar to the nearby Flin Flon and Ruttan deposits. The Meridian Project offers a unique opportunity to conduct an immediate drill program to test well defined targets within this district play in a region known for its world-class massive sulphide deposits.

Hemlo West

The Hemlo West Gold Property is located 25 kilometres west of the Hemlo gold mine in Ontario.

The Company views Hemlo West as a high priority gold exploration target because other than the producing Hemlo Mines property, Hemlo West is the only other known property within the 40 kilometre Hemlo district where significant gold-silver mineralization ahs been drill intersected within favourable Hemlo camp host rock.

In 1996, Teck Corporation acquired the rights to the property, and in 1998, drilling resulted in a discovery of Zone 109, which measures approximately 250 by 100 by 100 meters. Zone 109 remains open for expansion with further drilling. Multiple intersections in the three hold defining Zone 109 grade to 9.3 g/t fold and 184.0 g/t silver over 7.3 meters (0.27 oz/ton gold and 5.4 oz/t silver over 24 feet). An I.P. geophysical survey has defined coincident chargeability and resistivity anomalies associated with Zone 109 mineralization.

A large 500 meter wide oval-shaped geophysical resistivity-chargeability anomaly located 200 meters to the south of Zone 109 has not yet been drill tested and is rated as a priority exploration target for discovery of additional mineralization.

The initial year 2002 exploration program will include an 8-hole drilling program budgeted at $300,000.

Amos

The Amos Project is comprised of a number of properties, located approximately 70 kilometres north of Noranda, Quebec. The area hosts 30 known gold and gold-enriched massive sulphide prospects and a number of geophysical and geochemical targets located within a 32-kilometer length of the southern portion of the Abitibi Greenstone Belt. This large land position has many of the features associated with large volcanogenic massive sulphide deposits similar to the Kidd Creek deposit near Timmins, Ontario. These features include the presence of a major felsic volcanic centre with associated strong hydrothermal alteration and numerous gold and gold-enriched stratiform to stringer copper-zinc sulphide prospects.

All of the properties comprising the Amos Project are considered to be under-explored and most have not seen prior drill testing.

A few sample descriptions of the numerous prospects follow:

  In the southeastern portion of the Amos Project areas, mineralization with grabs assaying 51.8 g/t gold and 0.6% copper occur in relation to a 2.0 kilometer drill-ready geophysical anomaly.

  Three occurrences of volcanogenic massive sulphides to 22.8 meters thick and two prospects, consisting of stringer zone or ‘feeder-type’ sulphide mineralization up to 15.8 meters thick, warrant drill testing. Zones within the massive sulphides grade to 5.2 g/t and 1.1% zinc over 1.5 meters. Geophysical anomalies associated with the massive sulphide occurrences have not been conclusively drill tested. Float samples near clusters of geophysical anomalies that grade to 4.7 g/t gold, 550.0 g/t silver and 11.6% zinc warrant immediate follow-up.

A $300,000 program of drill testing along with an airborne geophysical program is planned in 2002.

Meridian

The Meridian Project is located 85 kilometers northeast of Thompson, Manitoba, and covers an approximate 50 kilometer length of the Rusty Lake Volcanic Belt. The Meridian Project contains drill-ready exploration targets that are indicative of large sulphide systems, with the target being a deposit similar in size to the nearby 69.8 million tonne Ruttan and 63 million tonne Flin Flon copper-zinc sulphide deposits.

The Rusty Lake belt has received little past attention by other explorers with the exceptions of one company that discovered a massive sulphide occurrence in the 1970s. In 2000, Cominco Ltd. recognized the potential of the Rusty Lake Belt to host volcanogenic massive sulphide mineralization, and acquired an approximate 280 square kilometre land package. An airborne magnetic and electromagnetic geophysical survey was conducted over the property and was successful in outlining 6 targets for follow-up. Ground magnetic, electromagnetic and gravity surveys resulted in delineation of 3 definitive drill targets. The priority drill target is a 1.4 kilometer-long magnetic anomaly coincident with a strong electromagnetic conductor and 1.0 milligal gravity signature.

A $200,000 program of drill testing the three drill-ready geophysical targets is planned for 2002.

Financings, Principal Purpose and Milestones

 In relation to the Company’s Funding and Participation Agreement with Teck Cominco and a strategic alliance for the operations of the Company’s CEEx Program and a related private placement entered into in December 2001, the Company issued to Teck Cominco 390,000 units at $0.30 per unit during 2001, with each unit consisting of one common share and one share purchase warrant.

The Company had proposed to fund the CEEx Program by way of an initial $2.0 million CEE Flow-through financing during the Fourth Quarter of 2001, which funding was not completed due to the lateness of the year. During the First Quarter plans were made for a $1.5 million CEE Flow-through financing, scheduled for completion during the second Quarter.

In connection with the attendant costs of the Hemlo West acquisition, additional property acquisitions and administration of the CEEx Program, the Company proposed a funding by way of a non-brokered private placement of up to 1,500,000 units priced at $0.15 per unit. Each unit to consist of one common share and one (12 month) share purchase warrant allowing the purchase of an additional share priced at $0.15. This offering closed during the Second Quarter.

Liquidity and Solvency

At March 31, 2002, the Company had cash of approximately $13,070 and a working capital deficit of approximately $16,036.

The Company’s ability to continue as a going concern is dependent on its ability to secure additional financing, while it has been successful is doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD APRIL 1 to JUNE 30, 2002 (SECOND QUARTER)

Operations and Financial Condition

On June 27, 2002 the Company held its Annual General Meeting. All resolutions placed before the shareholders were passed, including a Special Resolution approving changing of the Company’s name to Canadian Empire Exploration Corp. without a concurrent change of trading symbol.

During the Second Quarter, in connection with the Teck Cominco Amended Agreement, the Company issued to Teck Cominco 390,000 shares at $0.30 per share for gross proceeds of $117,000. The Company entered into an amendment to the Amended Agreement to extend all financing and warrant exercise dates by 60 days (the “Second Amending Agreement”). Teck Cominco’s next funding election for an amount up to $246,000 must be completed on or before September 15, 2002 by subscription for special warrants, to enable Teck Cominco to maintain future participation rights.

During the Quarter, the Company closed a private placement and issued 1,500,000 units priced at $0.15 per unit, for gross proceeds of $225,000. Each unit consisted of one common share and one (12 month) share purchase warrant allowing for the purchase of one additional share at $0.15 per share. The Company also closed a financing by way of a Short Form Offering Document and raised $1,620,000, comprised of $1,215,000 in flow-through funds and $405,000 in non-flow-through funds.

During the Quarter, the Company entered into an option agreement with Wheaton River Minerals Ltd. (“Wheaton River”) which will provide an additional $300,000 in flow-through funds to the Company’s Amos Project in Quebec.

During the Quarter, the Company was charged, by a company controlled by a director of the Company, approximately $18,745 for cost of operations and administration, approximately $35,69 for professional services and approximately $2,588 for exploration services and project management fees provided. During the Quarter, the Company expensed approximately $89,455 for general administrative expenses and approximately $23,260 for exploration and mineral property expenses, primarily in the search for new project acquisitions.

At June 30, 2002, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with the TSX-V. To the best of management’s knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of June 30, 2002. There were no management changes during the quarter.

Investor Relations

 Investor relations activity during the Second Quarter consisted of management response to shareholder and brokerage community inquiries. During the quarter, press releases were issued in connection with funding arrangements with Teck Cominco Limited and related property acquisitions. No investor relations expenditures were incurred during the Quarter.

Mineral Exploration Activities

During the second Quarter the Company entered into an option to acquire a second exploration project from Teck Cominco, whereby the Company will have the option to earn an initial 80 percent in Teck Cominco's interest in the Amos gold-base metals district project located in northwestern Quebec, subject to future back-in rights by Teck Cominco. The Amos Project, located in the Guyenne, Languedoc, Berry, Trecession and Dalquier townships approximately 70 kilometres north of Noranda, consists of six blocks of staked claims, wholly owned by Teck Cominco. The Company has the option to earn 80 percent of Teck Cominco's interest in the Amos Properties by spending $2.0 million on exploration by December 31, 2005 with a commitment to spend $250,000 by December 31, 2002. Upon completion of $2.0 million of expenditure, a joint venture will be formed with the Company holding 80 percent and Teck Cominco holding 20 percent. In order to maintain the 80 percent interest in the joint venture, the Company must fund additional exploration through completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for a 60.8 percent interest in the joint venture and become operator by funding a minimum of 200 percent of the Company’s prior expenditures and completing a feasibility study.

All of the Amos Project prospects are considered to be under-explored and most have not seen prior drill testing. A few sample descriptions of the numerous prospects follow:

  In the southeastern portion of the Project, mineralization with grabs assaying 51.8 g/t gold and 0.6% copper occur in relation to a 2.0 kilometre drill-ready geophysical anomaly.

  Three occurrences of volcanogenic massive sulphides to 22.8 metres thick and two prospects, consisting of stringer zone or 'feeder-type' sulphide mineralization up to 15.8 metres thick within the district warrant drill testing. Zones within the massive sulphides grade to 5.2 g/t gold and 1.1% zinc over 1.5 metres. Geophysical anomalies associated with the massive sulphide occurrences have not been conclusively drill tested. Float samples near clusters of geophysical anomalies that grade to 4.7 g/t gold, 550.0 g/t silver and 11.7% zinc warrant immediate follow-up.

On April 4th the Company reported that an option to acquire a third exploration project (the “Meridian”) has been entered into with Teck Cominco. The Meridian Project, located 85 kilometers northeast of Thompson, Manitoba, consists of permits and four optioned claims that cover an approximate 50 kilometer length of the Rusty Lake Volcanic Belt. The belt has received little past attention by other explorers with the exception of one company that discovered a massive sulphide occurrence in the 1970s. A follow-up program of 13 short holes intersected 1 to 4.5 meter thick intervals of massive to semi-massive sulphides with visible copper and zinc, assay results for which are not available. In 2000, Cominco Ltd. recognized the potential of the Rusty Lake Belt to host volcanogenic massive sulphide mineralization and acquired an approximate 280 square kilometre land package. An airborne magnetic and electromagnetic geophysical survey was conducted over the property and was successful in outlining 6 targets for follow-up. Follow-up ground magnetic, electromagnetic and gravity surveys resulted in delineation of 3 attractive drill targets. The priority drill target is a 1.4 kilometre-long magnetic anomaly coincident with a strong electromagnetic conductor and a 1.0 milligal gravity signature.

The drill ready exploration targets are indicative of large sulphide systems with the target being a deposit similar in size to the nearby 69.8 million tonne Ruttan and 63 million tonne Flin Flon copper-zinc massive sulphide deposits.

The Company has the option to earn an 80% interest in the Meridian Project by spending $800,000 on exploration by December 31, 2005, with a commitment to spend $200,000 by December 31, 2002. Upon completion of the $800,000 expenditure, a joint venture will be formed with the Company holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in the joint venture, the Company must fund additional exploration through the completion of a pre-feasibility study. Teck Cominco will then have a onetime election to back-in for a 60.8 percent interest in the joint venture and become operator by funding a minimum of 200 percent of Northern Crown's prior expenditures and completing a feasibility study.

During the Quarter, the Company entered into an option agreement with Wheaton River, whereby Wheaton River may acquire up to 50 percent of Northern Crown’s option to earn an 80 percent interest in Teck Cominco’s interest in the Amos gold-base metals district project in Quebec (the “Wheaton River Option Agreement”). Wheaton River may earn up to 50 percent of the Company’s interest in the Amos Option by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003. The first option allows Wheaton River to earn a 7.5 percent interest in the Amos Option by incurring exploration expenditures of $300,000. The second option allows an additional 17.5 percent interest to be earned through additional expenditures of $700,000, and the third option allows an additional 25 percent interest to be earned by Wheaton River through additional expenditures of $1,000,000. Upon completion of each option period, Wheaton River has the right to convert their investment in the Amos Project into shares of Northern Crown at a predetermined conversion rate. At the end of the third option period, Northern Crown may elect to reacquire the Wheaton River interest in the property by issuing shares at a conversion rate. All Northern Crown shares received by Wheaton River through the Wheaton River Option Agreement will be subject to a pre-notification agreement and a voting trust agreement. The Wheaton River Option Agreement is subject to the TSX Venture Exchange approval, and a $24,000 finders fee is payable in cash.

Financings, Principal Purpose and Milestones

 During the Second Quarter, in connection with the Teck Cominco Amended Agreement, the Company issued to Teck Cominco 390,000 shares at $0.30 per share for gross proceeds of $117,000.

During the Quarter, the Company closed a private placement and issued 1,500,000 units priced at $0.15 per unit, for gross proceeds of $225,000. Each unit consisted of one common share and one share purchase warrant allowing for the purchase of one additional share at $0.15 per share until May 23, 2003. The Company also closed a financing by way of a brokered Short Form Offering Document and raised $1,620,000, comprised of $1,215,000 in flow-through funds and $405,000 in non-flow-through funds. The Company issued 5,400,000 units, comprised of 1,350,000 non-flow-through units and 4,050,000 flow-through units, each priced at $0.30 per unit. Each flow-through unit consisted of one flow-through common share and one non-transferable flow-through share purchase warrant, two flow-through warrants entitling the holder to purchase one additional flow-through shares at a price of $0.35 per share until June 18, 2003. Each non-flow-through unit consisted of one non-flow-through common share and two transferable non-flow-through share purchase warrants, two non-flow-through warrants entitling the holder to purchase one additional non-flow-through share at a price of $0.65 per share until June 18, 2003. The Company also issued 200,000 non-flow-through shares as payment of a Corporate Finance Fee and 1,080,000 Agents’ Warrants allowing for the purchase of one non-flow-through share at $0.35 per share until June 18, 2003 .

Liquidity and Solvency

 At June 30, 2002, the Company had cash of approximately $1,551,872 and working capital deficit of approximately $1,627,085.

The Company’s ability to continue as a going concern is dependent on its ability to secure additional financing, while it has been successful is doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD JULY 1 to SEPTEMBER 30, 2002 (THIRD QUARTER)

Operations and Financial Condition

Pursuant to a special resolution passed by shareholders June 27, 2002, the company changed its name from Northern Crown Mines Ltd. to Canadian Empire Exploration Corp., without a concurrent consolidation of capital. Effective at the opening on Aug. 15, 2002, the common shares and the non-flow-through share purchase warrants of Canadian Empire Exploration Corp. commenced trading on TSX Venture Exchange, and the common shares and the non-flow-through share purchase warrants of Northern Crown Mines Ltd. were delisted. The company is classified as a mining (non-oil and gas) exploration/development company. The Company’s trading symbol (CXP) and the warrant symbol (CXP.WT) remain unchanged. New CUSIP numbers were issued, being 135660 10 8 (new – common shares) and 135660 11 6 (new – non-flow-through share purchase warrants).

Effective July 4, 2002, the company accepted the resignation of Mr. Robert E. Swenarchuk from the Company’s Board and announced the appointment of C. Douglas Proctor, C.A. to the Company’s Board of Directors. Mr. Proctor, a self-employed Chartered Accountant since 1994, was formerly a senior tax partner with Coopers and Lybrand, now PricewaterhouseCoopers, in Vancouver. His career as a Chartered Accountant has provided him with a long-term affiliation and association with the public company mineral exploration sector. As an independent director, Mr. Proctor will chair the Company’s audit committee. In accordance with acceptable corporate governance practice, the Company’s Board of Directors will continue to be comprised of a majority of independent or non-working members.

The drilling program at the Hemlo West property, located 25 kilometres west of the Hemlo gold mine in Ontario, commenced on July 10, 2002. The Company also began a second drilling program at its Meridian Property during the Third Quarter. The Company entered into an agreement to earn up to a 51% interest in Copper Ridge Exploration Inc.’s (“Copper Ridge”) Yukon Olympic property in the Yukon, by making staged exploration expenditures totaling $1.5 million and staged share payments totaling 900,000 share to Copper Ridge by December 31, 2005.

Effective August 1, 2002, the Company entered into a contract with Raven Capital, whereby Raven Capital will provide investor relations services to the Company, and assist the Company in the development and implementation of a market awareness program. The contract will have an initial term of three months, during which period the Company will pay Raven Capital a total of $25,000. No stock options will be granted by the Company in connection with the contract nor will there be any additional consideration for services so rendered under the contract.

During the Third Quarter, the Company changed its name to Canadian Empire Exploration Corp. The Company continues to trade through the facilities of the TSX-V and the symbol continues to be “CXP” for its common shares and “CXP-WT” for its transferable share purchase warrants.

During the Quarter, the Company was charged, by a company controlled by a director of the Company, approximately $18,340 for cost of operations and administration, approximately $40,350 for professional services and approximately $7,544 for exploration services and project management fees provided. During the Quarter, the Company expensed approximately $166,873 for general administrative expenses and approximately $88,113 for exploration and mineral property expenses, primarily in the search for new project acquisitions.

At September 30, 2002, the Company had investor relations arrangements with Raven Capital, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with the TSX-V. To the best of management’s knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of September 30, 2002. There were no management changes during the quarter.

Investor Relations

 Investor relations activity during the Third Quarter consisted of management response to shareholder and brokerage community inquiries, corporate presentations to the financial community and representation at an investment trade show in Vancouver. During the Quarter, 10 press releases were issued in connection with funding activity, mineral property acquisitions, mineral exploration results and corporate changes. Investor relations expenditures incurred during the Quarter amounted to $88,127.

Effective August 1, 2002 the Company entered into a contract with Raven Capital. Raven Capital will provide investor relations services to the Company, and assist the Company in the development and implementation of a market awareness program. Headed by Jack Barnes, Raven Capital is based in Vancouver, B.C. Jack Barnes has a long-term association with the Canadian junior public company sector, having spent 18 years as a stockbroker and the last three years with Raven Capital. The contract with Raven Capital will have an initial term of three months, during which period the Company will pay Raven Capital $25,000. No stock options will be granted by the Company in connection with the contract nor will there be any additional consideration for services rendered under the contract.

The Company announced the launch of its new website at www.canadianempire.com. The website contains comprehensive information on the Company’s drill programs and properties, as well as financial, management, corporate info, stock quotes, and links to related websites.

Mineral Exploration Activities

Hemlo West

The Company’s drilling program at the Hemlo West property, located 24 kilometers west of the Hemlo gold mine in Ontario, commenced on July 10, 2002. The Company views Hemlo West as a gold exploration target. Other than the producing Hemlo Mines property, Hemlo West is one of the only properties within the 40 kilometer-long Hemlo district where significant gold-silver mineralization has been drill-intersected within favorable Hemlo camp host rocks. During the Quarter the Company completed 7 drill holes of the initial 8 hole drilling program on the Hemlo West Property.

The Company may earn an 80 percent interest in the Hemlo West property from Teck Cominco Limited (“Teck Cominco”) by making staged exploration expenditures of $2.0 million and maintaining that interest by funding on-going exploration through pre-feasibility. After the completion of a pre-feasibility study Teck Cominco may back-in for 60.8 percent interest in the project by funding a minimum of 200 percent of Northern Crown’s prior expenditures and completing a feasibility study.

Assay results were as follows:

Drill hole HW 02-03 intersected gold mineralization grading 2.1 g/t gold over 7.1 meters (from 381.4 to 388.5 meters) with intervals grading to 9.1 g/t gold and 26.0 g/t silver over 1.2 meters. Hole HW 02-03 was collared 700 meters east of 3 previously drilled holes with gold intercepts grading to 12.8 g/t gold and 365.0 g/t silver over 3 meters.

Drill hole HW 02-02 intersected three narrow mineralized zones, the best of which assayed 13.8 g/t gold over 0.4 meters. Hole HW 02-02 was drilled to test for gold mineralization 300 meters up-dip from a previously drilled hole that assayed 5.9 g/t gold and 87.0 g/t silver over 3.4 meters and another hole that graded 9.3 g/t gold and 184.0 g/t silver over 7.3 meters.

Drill hole HW 02-01, drilled to test for gold mineralization 180 meters up-dip from previously drilled holes that assayed 22.2 g/t gold and 350.0 g/t silver over 0.4 meters and 43.6 g/t gold and 450.0 g/t silver over 0.6 meters, intersected low-grade gold values over narrow intervals.

Drill results received for drill holes numbered HW 02-4 to HW 02-7 were reported at the end of the Quarter. Although most holes intersected strong alteration, quartz veins and sulphide mineralization characteristic of the Hemlo camp host rocks, no significant gold-silver assays were obtained in hole HW 02-4 to HW 02-7. In view of drilling commitments on other projects in Canada, plans for further drilling of Hemlo West will be held in abeyance for a few months.

Meridian

During the Quarter the Company reported commencement of drilling at the Meridian Project in the Thompson-Flin Flon region of northern Manitoba. The drilling program is directed to testing three geophysical targets with potential to host volcanogenic massive sulphide mineralization. The three targets have geophysical magnetic, electromagnetic and gravity signatures indicative of sulphide systems. The Meridian Project, which covers a 50-kilometer length of the Rusty Lake Volcanic belt, is located 85 kilometers northeast of Thompson, Manitoba. At the end of the Quarter the Company reported that five drill holes had been completed in the project for which assays were pending.

Amos

At the end of the Quarter the Company along with Wheaton River Minerals Ltd. (“Wheaton”) reported that surface sampling and geophysical surveys had been completed on the Amos Project with six targets selected for immediate drill testing. Drilling commenced with an initial program that will see one hole into each target. An additional 6 to 8 holes have been budgeted for follow up and the testing of additional targets.

The Amos Project, located 20 kilometers northwest of Amos, Quebec, hosts 30 known gold and gold-enriched massive sulphide prospects and a number of geophysical and geochemical targets associated with a felsic volcanic package along a 32 kilometer length of the southern portion of the Abitibi Greenstone Belt. This large land position has many of the geologic features associated with large volcanogenic massive sulphide deposits similar to the Kidd Creek Deposit near Timmins, Ontario. The initial six targets to be drill tested consist of geophysical electromagnetic conductors and I.P chargeability anomalies in proximity to surface occurrences of sulphide mineralization carrying gold and base metals values.

This year’s exploration program is being funded by Wheaton who may earn up to 50 percent of Canadian Empire’s right to an 80% interest in the Amos Project from Teck Cominco Limited by completing staged expenditures totaling $2.0 million by September 30, 2003. Options exist for both Canadian Empire and Wheaton to cause conversion of Wheaton’s earned property interest into shares of Canadian Empire.

Yukon Olympic

At the end of the Quarter the Company, Western Prospector Group Ltd. and Copper Ridge Explorations Inc. announced reaching agreement whereby the Company will have the right to earn a 51% interest in Copper Ridge’s Yukon Olympic iron oxide copper-gold property. The property is all-weather road accessible on the Dempster Highway 130 km. north of Dawson City, Yukon.

Western Prospector has entered into an agreement with Copper Ridge in order to facilitate assignment of the agreement to the Company, which assignment subsequently received approval by the Advisory Committee comprised of members representing Teck Cominco Limited and the Company.

The exploration target at Yukon Olympic is similar to the world class Olympic Dam deposit in Australia that hosts 2,000 million tonnes grading 1.6% Cu, 0.06% U3O8, 0.6 gpt Au and 3.5 gpt Ag. A comparable Olympic Dam geologic setting is present at Yukon Olympic where host rocks are of the same age and copper-bearing hematitic breccia and rock alteration is of similar character. Copper Ridge carried out gravity and magnetic surveys in July 2002 and delineated a strong gravity anomaly with a maximum amplitude of 6.0 milligals above background thereby defining a drill target with a strike length of 8.2 km and a width of 2.4 km. The gravity anomaly is proximal to a magnetic anomaly. Copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies. In keeping with the Olympic Dam model, the gravity anomaly may directly reflect a large system of iron oxide, copper and precious metals mineralization, while the magnetic anomaly may be caused by magnetite-bearing intrusive rocks related to the mineralizing system at depth.

According to terms of the agreement proposed for assignment to the Company, the Company can earn a 51% interest in the Yukon Olympic property by making staged exploration expenditures totaling $1.5 million dollars and staged share payments total 900,000 shares to Copper Ridge by December 31, 2005.

Upon earn-in, a joint venture will be formed with the Company contributing to 51% and Copper Ridge contributing to 49% through completion of a preliminary feasibility study after which Teck Cominco will have the right to earn a 51% interest in the project by incurring 200% of prior exploration expenditures and completing a final feasibility on the project. Should Teck Cominco earn 51%, the Company would hold 25% and Copper Ridge 24% assuming that each party had maintained their interests through preliminary feasibility.

Western Prospector facilitated the acquisition of the Yukon Olympic property by completing initial due diligence and securing the property in consideration of 100,000 shares to be paid to Copper Ridge. In consideration for assignment of the agreement to the Company, Western Prospector will be paid 200,000 units of Canadian Empire and will have the future right to purchase 50% of an NSR royalty held by an underlying vendor. Copper Ridge has the right to earn a 100% interest in the property subject to a 1.5 % NSR. The agreements are awaiting regulatory approval.

Subsequent Events

Subsequent to September 30, 2002, the Company announced that Teck Cominco has purchased 820,000 Special Warrants at a price of $0.30 per Special Warrant, for gross proceeds of $246,000. At Teck Cominco’s election, each Special Warrant may be converted, without further payment, into one common share of the Company and one share purchase warrant allowing for the purchase of an additional common share of the Company at a cost of $0.30 per share for one year.

The Company entered into option agreements to acquire two properties (the Big Bulk Property and the VMS Property) within the South Eskay Creek – Kitsault area of British Columbia. The properties are nearing the drilling stage and have potential for high grade precious and base metals in proximity to established mining camps. The Company has the right, upon meeting requirements to fund $100,000 of the 2002 fall exploration program, to elect to enter into an option/joint venture agreement with Teck Cominco and thereby earn an 80% interest in the Big Bulk Property by making staged exploration expenditures in the aggregate of $800,000 by December 31, 2005. The Company acquired, by way of assignment from Western Prospector Group Ltd. (“Western”) , an option to earn a 100% interest in the VMS Property in consideration for making cash payments in an aggregate amount of $35,000 and share payment in an aggregate amount of 200,000 shares over a three year period to an underlying vendor. The vendor will retain a 1.5% NSR. Western assigned the agreement to the Company for reibursement of costs in the amount of $5,000 and 100,000 units of the Company. Western also holds the right to buy back 1% NSR from the underlying vendor for $1.0 million. The agreement are subject to Exchange approval.

Financings, Principal Purpose and Milestones

 During the Third Quarter, the Company did not issue any shares.

Liquidity and Solvency

At September 30, 2002, the Company had cash of approximately $1,332,212 and working capital of approximately $1,408,287.

The Company’s ability to continue as a going concern is dependent on its ability to secure additional financing, while it has been successful is doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

November 29, 2002

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Ms. Kim Wong

Dear Ms. Wong:

Please accept this as our notification that the September 30, 2002 Interim Financial Statements of Northern Crown Mines Ltd. have been mailed to the shareholders, as indicated on the supplementary shareholder labels provided to us for this purpose.

Should you require further information, please do not hesitate to call me.

Yours truly,
NORTHERN CROWN MINES LTD.

“Jeannine P. M. Webb”

Jeannine P. M. Webb
Chief Financial Officer and Corporate Secretary

#1407, 675 West Hastings Street, Vancouver, British Columbia, Canada V6B lN2 Tel: (604) 687-4951 • Fax: (604) 687-4991

Canadian Empire Exploration Corp 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #02-26	TSX Venture Exchange: CXP
December 6, 2002	CXP.WT

FINANCING PROPOSED

Canadian Empire Exploration Corp. (the “Company”) reports that it plans to raise up to $480,000 through the offering of 4,000,000 flow-through common shares at a price of $0.12 per share by way of non-brokered private placement.

Agents introducing arms-length purchasers of flow-through shares under the offering will receive a cash fee equal to 7.5% of the gross proceeds raised from such purchase and twelve month non-flow through share purchase warrants exercisable at $0.12 per share representing 10% of the number of flow-through shares sold to such purchasers.

Completion of the offering will result in the Company having 16,229,420 shares outstanding on a partially diluted basis.

With approximately $220,000 in flow-through funding already in hand, the completion of the $480,000 flow-through funding will provide the Company with approximately $700,000 for exploration expenditures during the first half of 2003. Drilling is proposed during the spring of 2003 on a project currently being considered for acquisition. Drilling will also be carried out during the summer months on the Company’s Big Bulk property in British Columbia and the Yukon Olympic property in Yukon.

Canadian Empire Exploration Corp., in alliance with Teck Cominco Limited, is dedicated to drilling of Canadian mineral projects with large tonnage potential.

“John S. Brock”

John S. Brock
President

For further information please contact C. Vance Loeber, Vice President Business Development at 1-800-403-2988 or visit our website @ www.canadianempire.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1.
CANADIAN EMPIRE EXPLORATION CORP. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 20, 2002 of 2,691,666 Flow-Through Common shares and Broker/Finder Warrants entitling the purchase of an aggregate 258,333 Common shares of CANADIAN EMPIRE EXPLORATION CORP., CANADIAN EMPIRE EXPLORATION CORP. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2.
[Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, BC this 30th day of December, 2002.

CANADIAN EMPIRE EXPLORATION CORP.

By:	“John S. Brock”

John S. Brock
President

INSTRUCTIONS:

1.
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.
If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1.
CANADIAN EMPIRE EXPLORATION CORP. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2002 of 250,000 Flow-Through Common shares and Finder Warrants entitling the purchase of 20,000 Common shares of CANADIAN EMPIRE EXPLORATION CORP., CANADIAN EMPIRE EXPLORATION CORP. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2.
[Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, BC this 30th day of December, 2002.

CANADIAN EMPIRE EXPLORATION CORP.

By:	“John S. Brock”

John S. Brock
President

INSTRUCTIONS:

1.
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.
If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Canadian Empire Exploration Corp 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release 02-27	TSX Venture Symbol: CXP
December 30, 2002

Flow-Through Funding Closed

Canadian Empire Exploration Corp. (the “Company”) announces that it has closed, in tranches, the previously announced private placement of flow-through shares with the issuance of an aggregate 2,941,666 flow-through shares at a price of $0.12 per share for gross proceeds of approximately $353,000. Warrants entitling the purchase of up to an aggregate 278,333 non-flow-through common shares of the Company at a price of $0.12 per share exercisable for one year and cash payments in the aggregate amount of $25,050 were also issued and paid as fees in respect of the private placement.

All but 250,000 flow-through shares and all but 20,000 warrants are subject to a TSX Venture Exchange hold period, and a hold period under Multilateral Instrument 45-102, expiring April 21, 2003. The remaining 250,000 flow-through shares and 20,000 warrants are subject to a TSX Venture Exchange hold period, and a hold period under Multilateral Instrument 45-102, expiring May 1, 2003.

The Company also announces that Wheaton River Minerals Ltd. has exercised its right of conversion in respect of its 7.5% earned interest in the Amos Project resulting in the issuance of 840,000 Common shares of the Company to Wheaton River. Accordingly, Wheaton River Minerals Ltd. has no further interest in the Amos Project.

    “John S. Brock”
John S. Brock
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.